

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Adam Mostafa
Chief Financial Officer
X4 Pharmaceuticals, Inc
61 North Beacon Street, 4th Floor
Boston, Massachusetts 02134

> **Re: X4 Pharmaceuticals, Inc**
> **Registration Statement on Form S-3**
> **Filed June 9, 2023**
> **File No. 333-272551**

Dear Adam Mostafa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences